Exhibit 99.1

News Release

Kamada Granted Key New Patent for Inhaled AAT and eFlow® Nebulizer System in Israel

NESS ZIONA, Israel (July 1, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, reports that the Israeli Patent Office (ILPO) has issued the patent titled, “SYSTEM FOR PULMONARY DELIVERY OF ALPHA-1 PROTEINASE INHIBITOR” under patent number, 193318. The patent is co-owned by Kamada and PARI PHARMA GMBH, the producers of the eFlow® nebulizer system, and covers claims regarding the unique combination of Kamada’s inhaled alpha-1 proteinase inhibitor (AAT) with a customized eFlow nebulizer system.   This patent application has been approved in Europe, Russia and Australia.

“We continue to fortify our leading intellectual property position in AAT technology as well as the systems for its innovative delivery.  This new patent expands, strengthens and complements our growing patent portfolio worldwide,” noted Amir London Chief Executive Officer of Kamada.  “Patents such as this are important as they not only protect key elements of our AAT technology to develop a variety of pulmonary treatments that are associated with diseases that can potentially benefit from AAT administration, but they also offer multiple opportunities for monetization through potential drug development partnerships or other licensing arrangements.   Separately, this patent strengthens and expands the patent protection for our pulmonary franchise for inhaled AAT in partnership with PARI Pharma and further establishes our global leadership position in plasma-derived protein therapy technology.”

“Based on the encouraging and important lung function outcomes from our European Phase 2/3 clinical trial of our inhaled AAT to treat AAT Deficient (AATD) patients, we are proceeding with our plan to submit the Marketing Authorization Application to the European Medicines Agency (EMA) by the end of this year for approval of our inhaled AAT to treat AATD. The EMA has agreed to evaluate these post hoc analyses from this innovative study and we look forward to bringing this potentially life-saving therapy to patients in need,” noted Mr. London.

About Alpha-1 Antitrypsin Deficiency
Alpha-1 antitrypsin, also called AAT, is a protein made in the liver. Normally the protein travels through the bloodstream and helps protect the body's organs from the harmful effects of other proteins. The lungs are one of the main organs that the AAT protein protects. AAT deficiency (AATD or inherited emphysema) occurs if the AAT proteins made in the liver are not the right shape, and they get stuck inside liver cells and cannot get into the bloodstream.  As a result, not enough AAT proteins travel to the lungs to protect them, which increase the risk of lung disease. Also, liver disease can develop because too many AAT proteins are stuck in the liver. Severe AATD occurs when blood levels of the AAT protein fall below the lowest amount needed to protect the lungs.

AATD is an inherited condition that occurs in all ethnic groups, yet most often in Caucasians of European descent. It is not known how many people have AAT deficiency and many people who have the condition may not know they have it. According to the National Institutes of Health, estimates of disease incidence range from about 1 in every 1,600 people to about 1 in every 5,000 people.

About Alpha-1 Antitrypsin Therapy
Kamada’s proprietary alpha-1 antitrypsin therapy (AAT) is the first available ready-to-infuse liquid alpha1-proteinase inhibitor (Alpha1-PI) and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency.  It is administered intravenously once a week to augment the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulation, anti-inflammatory, tissue-protective and antimicrobial properties.  It is approved by the U.S. Food and Drug Administration for the treatment of AAT deficiency and is marketed under the brand name, Glassia, through a strategic partnership with Baxalta in the United States.

About PARI Pharma and the eFlow® Nebulizer System
Kamada’s Inhaled AAT is delivered by the eFlow Nebulizer System (PARI Pharma GmbH). The eFlow Nebulizer System uses eFlow Technology to enable highly efficient aerosolization of liquid medications via a vibrating, perforated membrane that includes thousands of small holes that produce the aerosol mist. Compared to other nebulization technologies, eFlow Technology produces aerosols with a very high density of active drug, a precisely defined droplet size, and a high proportion of respirable droplets delivered in the shortest possible period of time. Combined with its silent mode of operation, small size (it fits in the palm of your hand), light weight, and battery use, products incorporating eFlow Technology reduce the burden of taking daily, inhaled treatments. The eFlow Nebulizer System and eFlow Technology are proprietary to PARI Pharma and can be optimized to specific drug formulations.

PARI Pharma focuses on the development of aerosol delivery devices and therapies. Based on PARI’s 100-year history working with aerosols, PARI Pharma develops treatments for pulmonary and nasal administration optimized with advanced delivery technologies, such as eFlow technology. Online at www.paripharma.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for immunomodulation orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com